1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________________

FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2019

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Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

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No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date：	October 9, 2019	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC September 2019 Revenue Report

Hsinchu, Taiwan, R.O.C. – Oct. 9, 2019 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for September 2019: On a consolidated basis, revenues for September 2019 were approximately NT$102.17 billion, a decrease of 3.7 percent from August 2019 and an increase of 7.6 percent from September 2018. Revenues for January through September 2019 totaled NT$752.75 billion, an increase of 1.5 percent compared to the same period in 2018.

TSMC September Revenue Report (Consolidated):

(Unit:NT$ million)

Period	September 2019	August 2019	M-o-M Increase (Decrease) %	September 2018	Y-o-Y Increase (Decrease) %	January to September 2019	January to September 2018	Y-o-Y Increase (Decrease) %
Net Revenues	102,170	106,118	(3.7)	94,922	7.6	752,748	741,703	1.5

TSMC Spokesperson: Wendell Huang VP & CFO Tel: 886-3-505-5901	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of September 2019.

1.	Sales volume (in NT$ thousands)
	Period	Items	2019	2018
	Sep.	Net sales	102,170,096	94,921,920
	Jan. - Sep.	Net sales	752,748,383	741,703,364

2.	Funds lent to other parties (in NT$ thousands)
			Amount Drawn
	Lending Company	Limit of lending	Bal. as of period end
	TSMC China*	55,254,369	24,458,322
	TSMC Global**	405,537,132	31,027,000
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
			Amount
	Guarantor	Limit of guarantee	Bal. as of period end
	TSMC*	388,453,645	2,581,859
	* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting

‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	66,678,921
	Mark to Market Profit/Loss	(318,136)
	Unrealized Profit/Loss	(337,576)
Expired Contracts	Notional Amount	394,897,588
	Realized Profit/Loss	374,117
Equity price linked product (Y/N)		N

‧TSMC Partners
Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	124,108
	Mark to Market Profit/Loss	124,108
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	-
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	11,534,393
	Mark to Market Profit/Loss	4,210
	Unrealized Profit/Loss	(20,273)
Expired Contracts	Notional Amount	95,070,890
	Realized Profit/Loss	(349,308)
Equity price linked product (Y/N)		N

‧VisEra Tech
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	668,136
	Mark to Market Profit/Loss	2,507
	Unrealized Profit/Loss	2,142
Expired Contracts	Notional Amount	2,502,052
	Realized Profit/Loss	(11,917)
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	760,035
	Mark to Market Profit/Loss	(782)
	Unrealized Profit/Loss	4,108
Expired Contracts	Notional Amount	26,545,872
	Realized Profit/Loss	(10,451)
Equity price linked product (Y/N)		N

(2)	Derivatives under hedge accounting

‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,147,690
	Mark to Market Profit/Loss	(49,866)
	Unrealized Profit/Loss	(75,866)
Expired Contracts	Notional Amount	16,701,204
	Realized Profit/Loss	444
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(40,739)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	5,321,131
	Mark to Market Profit/Loss	29,637
	Unrealized Profit/Loss	184,706
Expired Contracts	Notional Amount	33,555,701
	Realized Profit/Loss	(400,914)
Equity price linked product (Y/N)		N